

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2023

Kwai Hoi Ma
Chief Executive Office
Real Messenger Corp
695 Town Center Drive, Suite 1200
Costa Mesa, CA 92626

> **Re: Real Messenger Corp**
> **Amendment No. 5 to Registration Statement on Form F-4**
> **Filed December 6, 2023**
> **File No. 333-273102**

Dear Kwai Hoi Ma:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 5 to Registration Statement on Form F-4

Cover Page

1.   Please include "NTA requirement" as a defined term prior to its first use.

Proposal 6:
The NTA Requirement Proposal, page 101

2.   We note that your proposal would remove from NOVA's current effective memorandum and articles of association the limitation that it shall not redeem Public Shares to the extent that such redemption would cause NOVA's net tangible assets to be less than $5,000,001. However, it appears that Article X of the Agreement and Plan of Merger continues to require that the purchaser have net tangible assets of at least $5,000,001 at closing. Please revise to clarify whether you intend to seek a waiver of this provision. If true, expand your discussion to highlight that you will still be required to comply with the provision if not waived and identify any resulting risks of failure to obtain such waiver.

Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Lawrence Venick